# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adicet Bio, Inc., CIK 0001720580
CUSIP: 007002207
Title of class of securities: Common Stock, $0.0001 par vaue
Address of issuer's principal executive offices: 131 DARTMOUTH STREET, 3RD FLOOR, BOSTON, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 10/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002161951

## Reporting persons
- Zedek Daniel Clayton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 495,309; sole dispositive power 0; shared dispositive power 495,309; aggregate amount beneficially owned 502,309 (5.4% of the class)
- Zedek Lauren Marie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 414,515; sole dispositive power 0; shared dispositive power 414,515; aggregate amount beneficially owned 502,309 (5.4% of the class)

## Item 1. Issuer
Name of issuer: Adicet Bio, Inc.
Address of issuer's principal executive offices: 131 DARTMOUTH STREET, 3RD FLOOR, BOSTON, MASSACHUSETTS, 02116

## Item 2. Person Filing
Name of person filing: Daniel Clayton Zedek
Address of principal business office or, if none, residence: 8 Aldershot Ct Chapel Hill, NC 27517
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 502309
Percent of class: 5.4
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 495309
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 495309

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Zedek Daniel Clayton: Daniel Clayton Zedek, Individual/Joint filer (10/23/2026)
- Zedek Lauren Marie: Lauren Marie Zedek, Individual/Joint Filer (10/23/2026)